SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCE HERTZ HAVE ENDED THEIR EXCLUSIVE CAR HIRE SUPPLY AGREEMENT WITH IMMEDIATE EFFECT

RYANAIR TO PURSUE HERTZ FOR BREACH OF CONTRACT

RYANAIR WILL ISSUE AN R.F.P. FOR REPLACEMENT CAR HIRE PROVIDER BY C.O.B TODAY

Ryanair, Europe's favourite airline, today (2 July) confirmed that they have this morning received a notice from Hertz purporting to terminate Hertz's exclusive car hire supply agreement with Ryanair with effect from 12:00hrs 2 July. Hertz allege that Ryanair's agreement with GDS distribution companies represents a breach of contract, a claim which Ryanair disputes given that Ryanair has been distributing through GDSs since April 2014 (a period of over 15 months) with Hertz's knowledge and support.

Hertz have confirmed in their notice that all existing bookings will be honoured and customers will still be able to modify their bookings on the microsite following its decommissioning at 12:00hrs today. Ryanair believes this termination is in breach of its long term exclusive contract with Hertz, which was recently extended for a 5 year period to 2020.

Ryanair will now pursue Hertz for breach of contract and damages. In the interim however Ryanair will be unable to offer its customers car hire services through the Ryanair.com website for a period of approx. 3 months while Ryanair seeks a suitable replacement supplier.

Separately Ryanair will, by close of play today, issue a request for proposals (R.F.P.) for the provision of car hire services to Ryanair's 100m annual customer base. Ryanair would expect to have a replacement supplier linked to the Ryanair.com website by October 2015 which will coincide with the launch of Ryanair's new and radically improved personalised website and mobile app.

Ryanair's Michael O'Leary said:

"We regret Hertz's decision to end our car hire agreement at such short notice today, at a time that will cause maximum inconvenience to our customers during the peak travel period. We have had a long and successful partnership with Hertz, and it's a pity that this has ended in such an unfortunate and untimely manner.

We have instructed our lawyers to issue proceedings against Hertz for breach of contract. In the meantime we look forward to entering into discussions with other car hire suppliers who wish to offer their services to Ryanair's largest European customer base (100m passengers p.a.) via Europe's largest travel website www.Ryanair.com.

We apologise sincerely to our customers for the absence of any car hire services on the Ryanair website from 12:00hrs today, however this decision has regrettably been forced upon us by Hertz's short notice this morning. We hope it will not cause too much inconvenience to our customers while we take a few months to identify and agree a suitable replacement provider who wishes to partner with Ryanair during the coming 5 year period of rapid traffic growth for Europe's lowest fare airline.

Since we expect that any losses arising from this interruption to our car hire services will be recovered from our legal proceedings against Hertz, we do not expect this interruption to have a material impact on current earnings."

For further information
please contact:                   Robin Kiely                         Joe Carmody
                                             Ryanair Ltd                          Edelman Ireland
                                             Tel: +353-1-9451271        Tel: +353-1-6798 333
                                             press@ryanair.com             ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 July 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary